Pop Culture Group Co., Ltd

November 13, 2020

Via Edgar

Ms. Erin Jaskot

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Pop Culture Group Co., Ltd
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted on July 31, 2020
CIK No. 377-03160

Dear Ms. Jaskot:

This letter is in response to the letter dated August 6, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Pop Culture Group Co., Ltd (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (“Amended Draft Registration Statement No. 3”) is being submitted confidentially to accompany this letter.

Consolidated Financial Statements

Consolidated Statements of Income and Comprehensive Income., page F-4

1. We reviewed the revisions to your disclosures in response to comment 5. Please tell us your consideration of providing the disclosures required by ASC 250-10-50-7 and labeling the net income per share - basic and diluted and weighted average shares used in calculating net income per share - basic and diluted line items “As Restated.” This comment also applies to the consolidated statements of income and comprehensive income on page F-27.

In response to the Staff’s comments, we labelled the net income per share - basic and diluted and weighted average shares used in calculating net income per share - basic and diluted line items for the fiscal year ended June 30, 2019 “as restated” on page F-4 of Amended Draft Registration Statement No. 3, and added a disclosure in Note 13 on page F-23 of Amended Draft Registration Statement No. 3 to elaborate the reason and impact of the restatement.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhuoqin Huang
Name:	Zhuoqin Huang
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC